UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             AMENDMENT NO. 1 TO

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                     ADVANCED PRECISION TECHNOLOGY, INC.
      ___________________________________________________________________
                (Name of Small Business Issuer in its charter)

                                    NEVADA
         ___________________________________________________________
        (State or other jurisdiction of incorporation or organization)

                                  87-0455378
                   ________________________________________
                   (I.R.S. Employer Identification Number)

                 2271-D South Vasco Road, Livermore, CA 94550
                ______________________________________________
                   (Address of principal executive offices)

                                (925) 447-6900
               (Issuer's Telephone Number, Including Area Code)

      Securities to be registered pursuant to Section 12(b) of the Act.

                                     None


      Securities to be registered pursuant to Section 12(g) of the Act.

                  Common Stock, par value $0.001 per share
________________________________________________________________________
                               (Title of Class)

  __________________________________________________________________________
                               (Title of Class)

                                    Part I

Item 1.  Description of Business.

Company Overview
----------------

     Advanced Precision Technology, Inc. (formerly UV Color Corporation), a Nevada corporation (the "Company"), is a San Francisco area developer of innovative identity verification systems using biometrics. "Biometric" is defined in Webster's Dictionary as "the statistical measurement and analysis of biological observations and phenomena." A more technically accurate definition is: any automated technique of measuring a physical characteristic or personal trait of an individual and comparing that characteristic to a database of one or many records in order to recognize the identity of that individual. Even more simply stated, biometrics is the use of some part of the human body (such as a fingerprint) as a unique "password" to achieve identity verification.

    The Company holds a total of seven United States Patents covering various aspects of its cutting edge technology and has one United States Patent application pending. The Company's business plan calls for the Company to produce cost-effective, reliable fingerprint identity verification solutions.

Biometric Industry Overview
----------------------------

     The analysis of unique biological characteristics of an individual, also known as biometrics, is being used increasingly for identification and verification purposes. Examples of unique biological characteristics that can be used to identify an individual include fingerprints, retinal blood vessel or iris patterns of the eye, hand geometry, voice and facial structure. Among these, fingerprint analysis has gained the most widespread use for biometric identification and verification purposes. Fingerprint analysis is an accurate and reliable method to distinguish one individual from another, employs well-developed and proven technology and processes and is viewed as less intrusive relative to certain other biometric identification methods. The process of capturing, storing, retrieving and comparing fingerprints has become increasingly automated as a result of advances in optics, electronics and computing. These advances have enabled fingerprint verification technology to be used to confirm an individual's identity for a variety of commercial and governmental applications.

Biometric Security
-------------------

      The costs of fraud are estimated to be in the billions of dollars each year in the United States alone. In addition, damages resulting from security breaches, such as unauthorized persons gaining improper access to confidential information, may not be quantifiable, but can be equally as problematic. Accordingly, the ability to verify the identity of a specific individual is of critical importance in reducing acts of fraud and increasing security. Each day an individual is required to identify himself numerous times with something the individual has in his possession or with the knowledge of certain information, such as: magnetic stripe cards and PINs to transact business at ATMs or point-of-sale terminals; passwords to log-on to a computer or a computer network; keys, cards or passwords to enter the workplace; PINs, passwords and account numbers to complete a commercial transaction on-line; credit cards to make a credit purchase; time cards to begin work; and a driver's license to write a check or transact business at a bank.

     However, these common verification methods generally cannot provide positive identification. Keys, credit cards, ATM cards and card keys can be lost or stolen. Passwords, account numbers or other information used for identity verification can be divulged to or intercepted by unauthorized users through electronic means and otherwise. In the workplace, time-and-attendance information can be improperly altered by an employee punching a time card for a tardy or absent co-worker.

     Over the last decade, technological advances, including significant advances in two-dimensional imagers, high performance microprocessors and computer memory, have enabled the commercial development of equipment to read, record and analyze unique biological data. Potential applications of biometric identification and verification systems span a broad range and include computer database and network access and security, computer software, intranet and Internet security, electronic commerce, communications devices, point-of-sale terminals, bank transaction authorization, facility access and security, ATMs, time-and-attendance, home security and automobiles.

     However, implementation of biometric equipment for these diverse applications may require network management software, customer-specific applications software and interfaces that allow integration with the customer's existing computer systems to provide complete biometric solutions. Biometric Imaging Fingerprint images have emerged as an important means of identification and verification in both government and civilian markets. In law enforcement in particular, fingerprint identification is widely utilized and has been accepted by courts around the world.

     Historically, fingerprints have been collected using the traditional "ink-and-roll" process. Typically, this process starts at the local law enforcement agency where usually three or more complete sets of ink-and-roll prints are taken, one for the local agency, one for the state and one for the Federal Bureau of Investigation ("FBI"). The FBI reports that it currently receives over 34,000 fingerprint cards each work day. The fingerprint is then compared at the local agency, state and/or FBI with a database of fingerprints by means of an Automated Fingerprint Identification Systems("AFIS"), a computer system developed in the 1970s which uses minutiae-based recognition algorithms which detect fingerprint characteristics to accomplish fingerprint matching. Before the AFIS can make the comparison, an ink-and-roll card is run through a scanner that creates a digital image of the fingerprint. The AFIS then compares the digital image with an existing database of fingerprints to identify an individual if that individual's fingerprint is in the database and, at the same time, updates the database with that fingerprint image.

     While the advent of computerized AFIS systems significantly improved the ability to compare fingerprints against large databases of fingerprints, the manual process of collecting and mailing ink-and-roll cards to the agency that maintains the AFIS and scanning the fingerprint image into the AFIS has led to significant bottlenecks. In addition, the fingerprinting process can be complicated by a lack of cooperation of the person being fingerprinted, the need to take multiple sets of prints and operator error. Various agencies have reported that in excess of 30% of such cards are rejected because prints are smudged or applied incorrectly. If the FBI or state agency rejects the card, the local agency is often required to locate the individual, if possible, and have another set of fingerprints taken. As a result, the time between taking a set of fingerprints and receiving the results of the search may take several days, several weeks or longer.

     Live-scan biometric imaging systems, which electronically capture and digitize an image of the fingerprint directly from a person's finger, were developed to replace the manual ink-and-roll process. The digitized fingerprint image captured by the live-scan system can then be compared with a database of stored fingerprint images by an AFIS. If a state or federal agency can receive electronic fingerprint cards, then the image can be electronically relayed to that agency for comparison and the results can be returned to the local agency within minutes or hours. In addition, because the fingerprint images are captured electronically, multiple cards can be printed from one set of images, eliminating the need to roll the fingerprint numerous times. Live-scan systems also generally have quality assurance features that help reduce the chance of operator error during the fingerprinting process.

     A number of domestic and certain international law enforcement communities are in the process of converting from manual ink-and-roll fingerprint capture to live-scan fingerprint capture. In the United States, the FBI has undertaken a major program to upgrade its Identification Division and in July 1999 announced that it has officially activated its new identification facility in West Virginia to receive a majority of fingerprint submissions electronically. This announcement by the FBI, coupled with increased automation at the federal and state levels, has prompted other federal, state and local agencies to adopt live-scan systems as their primary method for conducting background and identification checks. Other federal agencies, including immigration and Naturalization Service ("INS"), Internal Revenue Service, U.S. Drug Enforcement Agency, U.S. Marshals Service and the U.S. Secret Service use live-scan systems to perform identification and background checks.

     The ability to capture a forensic quality fingerprint image electronically and compare that fingerprint with a database of fingerprint images also has important civilian (non-law enforcement) applications, such as conducting employee background checks (for jobs in federal or state government, banking, airport, child care, stock brokers and other securities professionals or gaming) or screening potential foster parents. Millions of fingerprint cards are taken each year in the United States for civilian purposes. Traditionally, local police stations have performed this service, with completed fingerprint cards submitted to state authorities or the FBI to perform a background investigation. This process usually takes several weeks to complete. In addition, if an ink-and-roll fingerprint card is rejected, an applicant must go through the process again, which can delay further an applicant's start date. In some cases, employers or agencies find themselves with such a backlog of applicants awaiting fingerprinting or results of the background check that they allow applicants to start the job without the background check being complete, placing the employer at risk if an applicant has a criminal record. The need for reliable and convenient fingerprint capture in a non-law enforcement environment and the need to streamline the background checking process have created a demand for live-scan products and fingerprinting services.

The Company's Position
----------------------

    In the mid-1990's, the Company worked with San Jose State University Foundation and researchers at San Jose State University ("SJSU"), Department of Modern Optics, to establish proof of concept (to prove that the Company's theories could work) for its holographic fingerprint identity verification technology. This "work for hire" contract was to build working systems of the Company's holographic verification technology and in doing so, the researchers discovered and developed innovative fingerprint capture technology.

    This discovery allowed the capture of undistorted fingerprints optically and electronically that could be compared directly to existing ink-based fingerprint records. This discovery was reported by SJSU researchers to the Optical Society of America, and was featured on the cover of Applied Optics in October 1996. The Company aggressively filed patent applications on this and other discoveries resulting from the researchers' work. Under the contract with SJSU Foundation, the Company was assigned all discovery and patent rights, with shares of the Company's stock being provided to SJSU Foundation upon the granting of any US Patent. (See "Certain Relationships and Related Transactions".)

     In January 1997, the Company licensed its patent pending fingerprint capture technology to Hi-Key Technologies, Inc. ("Hi-Key") of Eden Prarie, MN, for the manufacture of fingerprint capture units. The Company delivered to Hi-Key over 300 prisms containing Holographic Optical Elements for inclusion in Hi-Key's access control product and HK-7 fingerprint scanner. The Company and Hi-Key delivered over 200 of these fingerprint capture products for use in immigration, access control, and ID-card applications. Hi-Key went out of business in early 1998, and retained no rights or licenses to the Company's technology.

     In 1997, the Company established its own facility for design, pre-production and replication of holographic optical elements (HOEs) and for long-term holographic technology research and development by acquiring the equipment assets of Point Source Productions and assuming their lease obligations. The Company continued to prepare holograms at that facility with the help of Bob Hess, its founder. Mr. Hess was paid as a subcontractor and waived patent rights in return for stock incentives. No additional patents have yet been filed from this work.

     In 1997 and 1998, the Company worked with SRI International (formerly known as Stanford Research Institute) of Menlo Park, CA, for advanced development of the Company's proprietary holographic fingerprint verification and capture devices. The initial project was further development of the holographic verification technology, but this project was suspended to focus on reducing to practice and developing a design-for-manufacture of the Company's fingerprint capture product.

     SRI International assembled a highly qualified team of product design, mechanical, electrical, and optical engineers who collaborated with the Company's technical team. In 1998 and 1999 the Company completed development of engineering prototypes for sub-contractor manufacture of the Company's APrinT" HoloPass". Under this work-for-hire contract the Company was to retain all patent rights in exchange for stock warrants. No additional patents have been filed from this work and the stock warrants have expired without exercise. (See "Related Party Transactions".)

     The Company built and delivered 40 of these devices to immigration, child ID, and access control markets and contracted with Lex Solutions, Inc. of Fairfax, VA, to develop complementary software which included search and match algorithms for use in integration. During these installations, it was determined that further enhancement of the design was needed to meet the needs of the market and FBI Image Quality Standards for the electronic transmittal of fingerprint images.

     During this time, the Company also developed the Aprint HoloPassTM Multi-Function Fingerprint Capture/Verfication Device which combined the HoloPass with a "smart card" reader and related software to demonstrate the ability to secure a smart card (a card containing a computer chip for storage of information) by placing fingerprint information in the smart card about the enrolled user. The Company demonstrated this successful implementation of fingerprints as unique "PIN" codes to protect smart cards to prospective customers, channel partners, OEMs, and system integrators in person and at major trade conferences such as CardTech/SecureTech (CTST) 98 in Washington, D.C., and CTST 99 in Chicago, IL and CTST 2000 in Miami Beach, FL.

     In late 1998 and early 1999, the Company contracted with Newport Corporation ("Newport") of Irvine, CA for enhancement and completion of engineering blueprints and proposals for sub-contract manufacturing. The Company worked with Newport to develop additional prototypes demonstrating the enhanced design. The Company retained all intellectual property rights but failed to reach a long-term manufacturing arrangement with Newport.

     The Company has successfully used these blueprints to subcontract key components through multiple outside vendors and to build a refined HoloPass to begin shipping to key vendors, system integrators, and end users in test markets in law enforcement, access control and Photo-ID.

     In December 1999, the Company was selected as a test participant in the Wireless Application Testing Program ("WATP") as part of the National Crime Information Center

("NCIC-2000") program with the FBI located in Clarksburg, WV. This program is tentatively scheduled to go to pilot in late 2000, with a mass rollout to state and municipal law enforcement agencies nationwide during the next several years.

The Company is currently bringing to market this refined AprinT HoloPass as its flagship product. This device looks similar to a 35 millimeter camera and produces high quality, single digit "plain" impression fingerprint capture images. This device is designed to electronically capture high resolution (500 dots per inch) single-digit fingerprint images that can be compared directly to ink-based prints for one-to-many "identification" or for enrollment of the user into a database for later one-to-one verification against the database or to the image stored in a card.

      This device is designed to comply or exceed existing standards and provide a standard video (RS-170) output consistent with existing installed vendors. By complying with standards and providing consistent high quality images, the Company believes it will be plug compatible to Identix's Touchview II, Identicator's DFR-90, and CrossMatch's Verifier 200, which combined constitute a majority of existing installed high-end fingerprint capture devices. This compatibility allows any current or new user of a competing system to "unplug" a competitive device in their system and transparently replace it with the Company's device, in many cases at a lower cost.

     The Company believes its philosophy of consistent high quality imaging of the "full" single-digit fingerprint impression, ability to cost effectively meet or exceed existing standards and "plug and play" capability for current and emerging programs and applications, will create significant market share in the rapidly emerging identity verification marketplace.

     The Company raised $2,365,000 of investment capital in the second quarter of 2000. This capital will allow the Company the opportunity to execute its business plan, which includes the establishment of the Company's own manufacturing facility for the mass production of this fingerprint capture product by the end of the first quarter of 2001. The Company believes that these funds are sufficient to insure at least 12 months of operations and to allow future revenue generation to finance further operations.

The identity verification marketplace is rapidly emerging. After six years of developing innovative biometric identity verification solutions, the Company believes that its solutions will be more reliable due to superior image quality. The Company believes that its products will also be available at a lower cost than solutions provided by the Company's competitors, adding to what the Company believes will be a significant strategic advantage in
relation to its major competitors.  See "Risk Factors   Competition".

      The Company currently subcontracts all of its work to independent contractors. However, on October 1, 2000, the Company anticipates that it will have a total of seven employees, five of whom will be full-time employees of the Company.

Patents and Trademarks

      The Company holds one United States registered trademark, seven United States Patents, and has one United States Patent Application Pending. The Company has received U.S. Registered Trademark Serial No. 75/044280 for the label "AprinT" and has secured the Internet domain name "aprint.com". The Company's seven United States Patents are effective for 20 years from the date of their respective filing dates and are described below.

      U.S. Patent No. 6,111,671 filed November 18, 1999 and granted August 29, 2000, for Matched Filters for a Real Time Fingerprint Sensor and Verification System. The systems use innovative holographic optics to capture an undistorted fingerprint image that can be compared directly to a previously loaded ink-based print or "filter" that is stored as a hologram.

      U.S. Patent No. 6,002,499 filed May 9, 1997 and granted December 14, 1999 for Realtime Fingerprint Sensor and Verification System. This patent offers a laser-based optical correlation technology to verify fingerprints with those stored as a hologram within the "matched filter" system. The Company also has a divisional patent application pending for "Jitter" system.

     U.S. Patent No. 6,038,043 filed March 10, 1997 and granted March 14, 2000 for Method for Recording a Holographic Optical Element. This process patent covers the method for making the holographic optical element ("HOE").

     U.S. Patent No. 5,892,599 filed August 9, 1996 and granted April 6, 1999 for Miniature Fingerprint Sensor Using a Trapezoidal Prism and a Holographic Optical Element. This patent uses an HOE to converge the output, thereby shortening the focal length and allowing significant dimensional miniaturization of the fingerprint capture device.

     U.S. Patent No. 5,629,764 filed July 7, 1995 and granted May 13, 1997 for Prism Fingerprint Sensor Using a Holographic Optical Element. This patent uses a HOE to eliminate optical distortion in "live" fingerprint capture technology.

     U.S. Patent No. 5,138,468 filed February 2, 1990 and granted August 11, 1992 for Keyless Holographic Lock. This patent offers a laser-based technology to verify fingerprints with those stored as a hologram in a computer mouse or comparable device.

     U.S. Patent No. 5,095,194 filed October 12, 1989 and granted March 10, 1992 for Holographic Credit Card with Automatical Authentication and Approval. This patent offers a laser-based technology to verify fingerprints with those stored as a hologram on a credit card.

Risk Factors
------------

    Lack of Operating History
    -------------------------

     The Company has no history of operations, making it difficult to assess the Company's future operating performance or future financial results or condition.

     Unpredictability of Biometric Identity Verification Industry
     ------------------------------------------------------------

     The Company's success will depend on the growth of the Biometric Identity Verification Industry. Without the acceptance of the public and vendors, the Company may be unable to achieve and sustain profitability. The Biometric Identity Verification Industry is a new and rapidly evolving industry whose demand and market acceptance has yet come to full fruition. Biometric products have not gained widespread commercial acceptance. The Company's business will most likely not grow unless the market for biometric products expands both domestically and internationally.

      Key Personnel
      -------------

     The Company has no employment contracts with any of its officers or directors. The Company's success depends on its executive officers and their staying with the Company or, in the event they do not, retaining replacement personnel with the commensurate experience and acumen. The loss of services of the Company's executive officers could adversely affect the Company. In addition, as the Company grows, it will need to attract additional key personnel to sustain growth. There is no assurance that the Company will be able to attract sufficiently qualified personnel to fulfill the Company's plan of operation. The inability of the Company to attract qualified personnel could adversely affect the Company.

     Competition
     ------------

     There are currently four major competing firms in the post research and development manufacturing stage that offer "open system", single digit scanners in the market. One of these four firms, Identix, Inc., controls approximately 85% of the market. There can be no assurance that the Company will be able to capture any significant portion of such market share. In addition, the biometrics market is in its very early stages and growing rapidly. There can therefor also be no assurance that new competitors will not enter the market or that such new competitors will not have superior technology to that of the Company. Biometric security products also compete with non-biometric technologies such as traditional key, card, surveillance systems and passwords.

     Uncertainty Over the Company's Ability to Guard its Proprietary Rights
     ----------------------------------------------------------------------

     Although the key components and systems of the Company's devices are protected by patents, there can be no assurance that others will not infringe on those rights. The Company currently has limited resources and, therefore, may not be able to adequately protect its intellectual property rights from commercial piracy, both in the United States and internationally.

     Technological Changes
     ----------------------

     The Biometric Identity Verification Industry is a highly technical field with numerous and frequent changes taking place at a rapid pace. The Company is attempting to keep in step with such changes. However, the Company's business may be adversely affected by its competitors' development of enhanced or improved technology. The Company may lack sufficient financial resources to undertake the revamping of its existing technology and equipment to stay in competition with others.

     Privacy Issues
     ---------------

     Certain groups have publicly objected to the use of biometric products for some applications on civil liberties grounds. Legislation has been proposed to regulate the use of biometric security products, which could limit certain applications of biometrics including limitation of their use by certain groups. In the event that legislation is passed prohibiting or restricting certain uses of biometrics, such legislation could have a material adverse effect on the Company's business.

     Timing of Orders
     ----------------

      The Company's revenues and operating results will likely vary significantly from quarter to quarter. Because biometric identity verification devices tend to be sold to organizations under contracts calling for the delivery of a relatively large number of devices rather than on a unit by unit basis, most of the Company's revenues will most likely be derived from a relatively small number of large orders. Accordingly, revenues in a particular quarter will depend on the timing and size of major orders.

     Sales Cycle
     -----------

     Products in the biometric industry often have a lengthy sales cycle while potential customers evaluate and receive approvals for purchase. The Company could suffer a severe negative impact if the Company fails to receive an order for a product after expending significant funds and effort in an attempt to secure an order. If the Company fails to ship one or more large orders as forecasted for a fiscal quarter, the Company's total revenues and operating results for that quarter could be materially and adversely affected.

     Lead - Time
     -----------

     The lead-time for ordering parts and materials and building the Company's products can be several months. If demand for the Company's products lags significantly behind what the Company has anticipated or forecasted, the Company may produce more products than it can sell, which could result in cash flow problems and write-offs or write-downs of obsolete inventory.

     Sufficient Cash to Sustain Operations
     --------------------------------------

     Although the Company recently raised over $2.3 million in equity financing which the Company believes will be sufficient to fund operations for at least the next 12 months, there can be no assurance that the Company will have sufficient cash to sustain operations without obtaining additional financing. If the Company is unable to fund operations from its own operations at the conclusion of such 12 month period and the Company is unable to obtain additional financing, the Company would be adversely affected materially and significantly, to the point that the Company may not be able to continue as a going concern.

     Government and Public Agency Contracts
     --------------------------------------

     The Company anticipates deriving substantial revenue from government contracts, which are often non-standard, involve competitive bidding and may be subject to cancellation without penalty. Government contracts frequently include provisions that are not standard in private commercial transactions, including bonding requirements. Public agency contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted, and typically impose provisions that permit cancellation in the event that funds are unavailable to the public agency. In addition, local government agency contracts may be contingent upon availability of matching funds from state or federal entities. Revenues generated from government contracts are subject to audit and subsequent adjustment by negotiation with representatives of the government agencies.

     Suppliers
     ---------

     The Company obtains certain components and complete products from a variety of suppliers. The Company does not have long-term agreements with any suppliers. Any delays resulting from suppliers failing to deliver components on a timely basis in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could have a material adverse effect on the Company's business.

     International
     -------------

     The Company's growth may become dependent to some extent on the Company's ability to make international sales. There are certain risks inherent in international commerce including regional economic conditions; export restrictions; fluctuations in foreign currencies and the United States dollar; loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks; the overlap of different tax structures; seasonal reductions in business activity; risks of increases in taxes and other government fees; involuntary renegotiation of contracts with foreign governments.

     Performance Failure
     -------------------

     The Company's products are complex and may contain undetected or unresolved defects when sold or may not meet customer's performance criteria. Performance failure may cause loss of market share, delay in or loss of market acceptance, additional warranty expense or product recall. The negative effects of any failure could result in a material adverse effect on the Company's business.

     History of the Company
     ----------------------

     The Company was organized as a Nevada corporation as "Global Technology, Ltd." in 1985. In 1988 the Company changed its name to "Advanced Precision Technology, Ltd." and merged with "Ximberley Corp.", a Utah corporation. Neither the Company nor Ximberley Corp. had engaged in any business prior to this merger. In 1989 and 1990, the Company was engaged in the business of environmental underground testing, which it abandoned after 1990.

     In November 1992 the Company acquired UV Color Corporation, a Minnesota corporation, as a wholly owned subsidiary. Pursuant to this acquisition, the Company issued 2,200,000 shares of its common stock in exchange for all of the issued and outstanding shares of UV Color Corporation. The Company then changed its name to "UV Color Corporation."

     In January 1993 the acquisition of UV Color Corporation was rescinded by mutual agreement. In June 1994 the Company filed a Certificate of Amendment to its Amended and Restated Articles of Incorporation changing the Company's name back to Advanced Precision Technology, Inc.

     The origins of the Company's fingerprint identity verification business began in June 1993, when Bruce A. Pastorius and Dr. Joseph Barbanell founded Holographics, Inc., a Nevada corporation. On June 17, 1994, the Company effected a one-for-four reverse split of its Common Stock and subsequently issued 16,000,000 shares of Common Stock to acquire all of the issued and outstanding shares of Holographics, Inc.

Item 2.  Plan of Operation.

     Over the next 12 months, the Company plans to enter the identity verification market through manufacturing and directly distributing the Company's high quality fingerprint capture product to established channel leaders, solution providers, and major government agencies. In support of this strategic plan, the Company has developed ongoing relationships by demonstrating in person and providing product to test, with leading industry experts, integrators, end users and consultants. Over the past 24 months, the Company has expended approximately $500,000 on research and development.

The Company has established new corporate offices and is in the process of establishing production facilities. The Company is investing in significant capital expenditures in equipment, internal systems, and personnel to meet these anticipated demands. By focusing on federal and state government agencies that currently purchase fingerprint systems, and by building the internal infrastructure to meet these demands, the Company plans to establish the installation base, economies of scale and technical credibility necessary to enable profitable operations.

      Major Markets of Interest
      -------------------------

      The Company is currently seeking or intends to seek sales contracts to the following general categories of potential customers and applications: (1) Law Enforcement Agencies, including the FBI, state, county and municipal jurisdictions; (2) Civil Markets, including United States Immigration, passport, military, state driver licenses, welfare fraud deterrence and benefit entitlement; (3) Commercial Markets, including access control of physical sites, access control of computers and databases, and security in support of card based financial systems; and (4) International Markets, including countries with national ID programs, border control, voter registration, social benefits, and national health.

      Market Entry Strategy
      --------------------

      The Company's plan includes establishing strategic partnerships with established vendors including Value Added Resellers/Distributors (VARs), Original Equipment Manufacturers (OEMs), and System Integrators (SIs). Relationships with VARs would include nonexclusive arrangements for target markets of interest wherein selected channel partners have established relationships with large potential segments or higher margin "niche" markets. Relationships with OEMs would involve ATMs, point of sale, time clocks, transit turnstiles, access control, and healthcare information system vendors. SIs would include large scale system providers such as IBM, EDS, NEC, Unisys and similar companies.

      The Company developed its APrinT HoloPass" fingerprint capture devices, which utilize high image quality by design and multi-channel distribution system based upon the marketing experience and insights gained from over five years of industry participation and internal market research. The Company's products have been engineered to provide high quality, consistent images, and to achieve compliance with the strictest government and industry standards at relatively low cost. Government standards include "FBI IQS EFTS" and "ANSI/NIST".

       By licensing and/or marketing under non-exclusive strategic agreements with major corporations that are serving diverse target market segments, the Company expects to reduce the higher business risks associated with over-dependence on a single industry, or a single large customer, or a specific geographic region. In addition, the Company plans to work with established security vendors in the access control/physical security application markets in an effort to better access major corporations, colleges, airports, hospitals, laboratories, government facilities, and computer networks.

       The Company believes this strategy will complement the Company's product marketing efforts with end users and system integrators for large scale fingerprint capture/verification applications such as law enforcement, military ID, driver licenses, passports, voter registration programs, computer security/commerce and propsed electronic benefits transfer programs by state and federal agencies.

       The Company has integrated its proprietary fingerprint capture devices with complementary software for enrollment and verification. Separately, it also developed proprietary technology for transfer of captured fingerprints into "smart" cards, for subsequent verification of the user's fingerprint at the time the "smart" card is used. By meeting high government standards and by initially focusing on market segments that are currently purchasing fingerprint identity verification products, the Company expects to conclusively establish its technology as one of the standards for the industry.

       The Company's primary focus is existing government, industrial, and commercial market segments requiring rapid, high-quality fingerprint enrollment and identity verification in one-to-one and one-to-many applications. One-to-one applications include security access systems that use an individual's unique fingerprint pattern to enter restricted access locations, to access a specific computer or data, or "smart cards". One-to-many applications include fingerprint identity verification database comparisons for corporate employees, military personnel, suspected criminals, prospective handgun purchasers, recipients of government welfare or entitlement benefits, state licensed drivers, and foreign countries' fingerprint identification programs.

       The Company's marketing strategy consists of market penetration through price performance leadership. The Company anticipates that it will be selling direct or through current market suppliers, system integrators, value-added resellers, and international agents. The Company intends to support its marketing strategy with quality collateral material, targeted advertising, and publicity campaigns.

        The Company is establishing its corporate office and production facility to meet the anticipated demands of these marketing efforts. The Company is investing over $150,000 in capital equipment and facilities to enable this effort. The Company intends to significantly increase the number of its employees by adding quality personnel in the areas of operations, assembly, testing, engineering, and administration.

        The Company plans to do additional research and development into improving and reducing the cost of all key components in the HoloPass device. Additional projects are planned to add digital output, internal logic, and wireless operations to the HoloPass product.

       The Company anticipates that its current funding will last for 12 months, and hopes to be operating profitably by the end of such 12 month period. The Company has placed funds into relative term certificates of deposit and secured lines of credit.

Item 3.  Description of Property.

       The Company occupies approximately 5,186 square feet of office and industrial space located at 2271-D South Vasco Road, Livermore, California 94550. The Company pays rent of $3,525 per month. The Company's lease expires on May 31, 2003.

Item 4.  Security Ownership of Certain Beneficial Owners.

       The following table sets forth information relating to the beneficial ownership of the Company's Common Stock by all persons beneficially holding more than 5% of the Company's Common Stock, by each of the Company's executive officers and directors, and by all of the Company's executive officers and directors as a group. None of the Company's officers or directors has any rights to acquire any additional stock through any options, warrants, rights, conversion privileges or similar obligations. The addresses of each of the executive officers and directors are in care of the Company. All of the persons listed below have sole investment and voting power unless otherwise noted.

                                                 Percentage
Name of                    Number of             of Outstanding
Stockholder                Shares Owned          Common Stock
----------------------     ----------------      ---------------
Bruce A. Pastorius            13,100,000 (1)         24.2%
Chairman, Chief Executive
Officer and President

James D. Homer                   485,000              0.9%
Secretary and Director

B. Eugene Waite                   10,000 (2)          0.1%
Director

Glenn Fishbine                    75,000              0.1%
Director

James P. Roake                 1,524,288 (3)          2.8%
Director

All Executive Officers and    15,194,288             28.1%
Directors as a Group
___________________________________________________________________________

(1) Includes 5,285,000 shares held by BAP Technologies, a dba of Mr. Pastorius, and 100,000 shares held by Holographics, Inc., each of which is controlled by Mr.

    Pastorius. See "Certain Relationships and Related Transactions". Also includes 1,050,000, the certificates for which state the owner to be Mr. Pastorius as custodian for shares in the names of Mr. Pastorius' children. As custodian, Mr. Pastorius maintains voting control over such shares.

(2) Mr. Waite owns these shares jointly with his wife Dolly.

(3) Mr. Roake owns these shares jointly with his wife Ruth.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been duly elected. The executive officers serve at the pleasure of the Board of Directors. Information as to the executive officers and directors of the Company is set forth below.

Name                    Title
---------------------   -------------
Bruce A. Pastorius      Chairman, Chief Executive Officer and
                        President

James D. Homer          Secretary and Director

B. Eugene Waite         Director

Glenn Fishbine          Director

James P. Roake          Director

     Bruce A. Pastorius. Mr. Pastorius has been the Chairman of the Company's Board of Directors, the Chief Executive Officer and President of the Company since 1994. Mr. Pastorius has approximately 20 years experience in direct sales, sales management, product management, and marketing to commercial and government agencies. From 1993 to 1994, he was the President of Holographic Credit Card, the assets of which were acquired by the Company in 1994. From 1980 to 1993, he worked for SDI USA, Inc. of San Mateo, California, a producer of system software for IBM Mainframes in various management positions with responsibilities for marketing, sales, training, regional and national accounts. Mr. Pastorius received his Bachelor of Science degree in Business Administration from the University of Minnesota. Mr. Pastorius is 43 years of age.

James D. Homer. Mr. Homer has been the Secretary and a Director of the Company since 1995. Mr. Homer has worked at the Western Area Channel Operations of IBM since 1993, where he is responsible for developing the area's Channel Business Unit, and leading the development, recognition, and quality assurance functions for value-added resellers. Mr. Homer received his Masters of Business Administration degree with emphasis in Finance from the University of Minnesota. Mr. Homer is 43 years of age.

     B. Eugene Waite. Mr. Waite has been a Director of the Company since 1995. Mr. Waite has served as the Director of Finance for the City of Rio Rancho, New Mexico since 1992. From 1990 to 1992 Mr. Waite worked as a Management Consultant. From 1980 to 1989 he worked for Honeywell Avionics Systems Division as Director of Contract Management and Director of Finance and Controller. Mr. Waite received his Bachelor of Science degree in Business Administration from Duquesne University. Mr. Waite is 69 years of age.

     Glenn Fishbine. Mr. Fishbine has been a Director of the Company since June 2000. Mr. Fishbine has served as the Director of Information Systems for Lake Region Manufacturing, Inc. since 1998. From 1997 to 1998 he was a Senior Consultant for Biometric Design, LLC where he developed a manufacturing plan for holographic camera systems. From 1985 to 1997 he was Senior Vice President for Digital Biometrics, Inc., a company for which he was a Co-Founder. Mr. Fishbine received his Bachelor of Arts degree in Political Science and Economics from the University of New Mexico, and his Masters of Arts degree in Political Science from the University of Minnesota. Mr. Fishbine is 48 years of age.

     James P. Roake. Mr. Roake has been a Director of the Company since June 2000. Mr. Roake founded Roake Development in 1994, a construction and development company. In 1976, he founded Roake International, Inc., a small fast food chain. Mr. Roake remains the active head of both companies. Mr. Roake received his Bachelor of Science degree in Business Administration from Portland State University. Mr. Roake is 53 years of age.

Item 6.  Executive Compensation.

     The Company paid a salary to Bruce A. Pastorius, the Company's Chairman, Chief Executive Officer and President, of $120,000 per year for each of 1998, 1999 and through May 2000. In June 2000, Mr. Pastorius' salary was increased to $150,000 per year. Mr. Pastorius also has the beneficial use of a Company owned automobile. No officers of the Company other than Mr. Pastorius receive annual compensation from the Company of $100,000 or more. The Company's directors receive no compensation for serving as directors of the Company.

     The Company currently has no full-time employees other than Mr. Pastorius. The Company uses sub-contractors to conduct its day to day operations.

Item 7.  Certain Relationships and Related Transactions.

     In March 1995, Bruce A. Pastorius (dba BAP Technologies) acquired all rights, titles, and interests in U.S. Patent No. 5,095,194 for Holograhic Credit Card with Automatical Authentication and Verification and U.S. Patent No. 5,138,468 for Keyless

Holographic Lock from Dr. Joseph Barbanell, the inventor, and Gary Zellerbach for stock and other valuable consideration. Mr. Pastorius acquired these patents in order to insure that any previous rights to these patents would not be diluted or sold to any of the Company's competitors.

     In May 1996, Mr. Pastorius assigned these rights to the Company in return for a promissory note of $250,000 and rights to 2,160,000 shares of the Company to cover costs incurred by Mr. Pastorius in his acquisition of these patents. Proceeds to pay Mr. Pastorius were to be raised in a private placement of preferred stock. When such placement failed to generate sufficient funds to pay Mr. Pastorius, the note was converted to a non-interest bearing long-term note, to be paid when ever the Company raised sufficient funds to repay such note. On September 30, 1998, the Board of Directors authorized the issuance of 2,160,000 shares of the Company's Common Stock to BAP Technologies and extension of the note to June 30, 1999. On December 15, 1999, the Board of Directors authorized the issuance of 3,125,000 shares of the Company's Common Stock to BAP Technologies as repayment in full of the promissory note (an amount equal to the internal value of the Company's common stock at that time divided by $250,000). Mr. Pastorius then completed all assignments of such patent rights to the Company.

     The Company did research and development work at San Jose State University, Department of Modern Optics, through contracts with San Jose State University Foundation. While these contracts were work-for-hire contracts wherein SJSU waived all intellectual property rights, during the term of the contract, the contract was amended in 1996 to provide stock to San Jose State University Foundation for this waiver. A total of 650,000 shares of the Company's Common Stock were issued for continuation of the work. An additional 250,000 shares were to be issued for each Letters Patent granted to the researchers and assigned to the Company, of which the Company has issued 1,000,000 shares for 4 U. S. Letters Patents.

Item 8.  Description of Securities

     The Company's Articles of Incorporation, as amended, authorize the issuance of one hundred million shares of Common Stock, par value $0.001 per share, of which 54,071,077 were issued and outstanding as of June 30, 2000. Holders of shares of the Company's Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders of the Company. Holders of shares of the Company's Common Stock have no cumulative voting rights. Holders of shares of the Company's Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of the Company's Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of shares of the Company's Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of the Company's Common Stock are fully paid and non-assessable.

     The Company's Articles of Incorporation, as amended, authorize the issuance of 25,000,000 shares of Preferred Class A Capital Stock, no par value. The Company has 1,250 shares of Preferred Stock outstanding, all of which are fully paid and non-assessable. The outstanding preferred stock is non-voting and pays a 12% cumulative dividend payable in additional shares of preferred stock. The Company has the right, in its sole discretion, to redeem the shares of preferred stock at any time at 110% of its face value ($110 per share). Each share of preferred stock is convertible, at the sole discretion of the holders thereof, into 200 shares of the Company's Common Stock. The shares of preferred stock have a liquidation preference over the shares of the Company's Common stock. Holders of the preferred shares have no preemptive rights.

                                   Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The Company's Common Stock has been traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "APRE". The Company's Common Stock currently trades in the "pink sheets" because the Company is not a full reporting company under the Securities Exchange Act of
1934, as amended.   The following table represents the range of the high and
low bid prices of the Company's Common Stock each calendar quarter of 1998 and 1999 and the first, second and third calendar quarters of 2000, through September 22, 2000. The source of the information below is the National Association of Securities Dealers, Historical Quotes Department. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

                               High         Low
                               --------     --------
1998
----
  First Quarter                $1.875       $1.125
  Second Quarter               $1.75        $0.625
  Third Quarter                $0.6875      $0.34375
  Fourth Quarter               $0.50        $0.25

1999
----
  First Quarter                $0.50        $0.19
  Second Quarter               $0.27        $0.18
  Third Quarter                $0.51        $0.05
  Fourth Quarter               $0.40        $0.15

2000
----
  First Quarter                $1.06        $0.25
  Second Quarter               $1.05        $0.59
  Third Quarter
   (through Sept. 22, 2000)    $0.65        $0.25

     As of June 30, 2000, there were 513 record holders of the Company's Common Stock.

     The Company has not paid any dividends on its Common Stock and does not intend to do so for the foreseeable future.

Item 2.  Legal Proceedings.

     The Company is not currently involved in any legal proceedings, the outcome of which, in the view of the Company's management, would materially affect the Company's operations.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     None.

Item 4.  Recent Sales of Unregistered Securities.

1997
----

     During the calendar year ending December 31, 1997, the Company issued shares of Common Stock and Series A 12% Convertible Callable Preferred Stock (the "Preferred Stock") as described below. No issuance involved a public offering or any general solicitation. Each issuance was pursuant to exemptions provided by Sections 3(b) and 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder.

     In July, October, and December 1997, the Company issued a total of 499,000 shares of Common Stock for services rendered on behalf of the Company. These shares were issued pursuant to the terms of the Company's relationships with its subcontractors, calling for each of them to receive payment in stock in lieu of cash for any over budget work at $0.25 per share, the same price as in the private placement. Services performed on behalf of the Company included research and development, investor relations, camera development, waiver of patent rights and legal fees.

     In October and December 1997, the Company issued a total of 2,450,000 shares of Common Stock as fees and repayment of collateral for loans to the Company in the amount of $230,000.

     In February 1997, the Company issued 400,000 shares of Common Stock at a price of $0.25 per share to two accredited investors, neither of which had any other affiliation with or relation to the Company, with warrants attached thereto to purchase 600,000 shares of Common Stock at $0.25 per share expiring on June 30, 1997, all of which expired prior to exercise. The shares were sold in a private placement under

Regulation D of the Securities Act with the price being negotiated between the Company and the purchasers.

     In August 1997, the Company issued 500,000 shares of Common Stock at a price of $0.25 per share to an accredited investor not otherwise affiliated with the Company. These shares were sold in a private placement under Regulation D of the Securities Act with the price being negotiated between the parties.

     From April to November 1997, the Company issued 2,250 shares of Preferred Stock at $100 per share to accredited investors, with warrants attached thereto, none of which were ever exercised. Each share was convertible into common stock at a ratio of 200 shares of common stock per share of Preferred Stock. The terms of this offering represented an approximate 50% discount to the price at which the Company's Common Stock was trading. The shares were sold in a private placement under Regulation D of the Securities Act

1998
----

     During the calendar year ending December 31, 1998, the Company issued shares of Common Stock and Preferred Stock as described below. Each issuance was pursuant to exemptions provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder.

     In January 1998, the Company issued 100 shares of Preferred Stock at $100 per share to an accredited investor, with warrants attached thereto, none of which were ever exercised under the same terms and in the same offering as the offering of Preferred Stock in 1997.

     In May, August, and December 1998, the Company issued a total of 4,024,000 shares of Common Stock for services rendered on behalf of the Company. These shares were issued pursuant to the terms of the Company's relationships with its subcontractors, calling for each of them to receive payment in stock in lieu of cash for any over budget work at $0.25 per share, the same price as in the private placement. Services performed on behalf of the Company included research and development, investor relations, camera development, waiver of patent rights and legal fees. Included in these shares are 2,160,000 shares issued to BAP Technologies. See "Certain Relationships and Related Transactions".

      In February, March, May, June, August and December 1998, the Company issued a total of 5,280,000 shares of Common Stock as fees and repayment of collateral for loans to the Company in the amount of $542,560. These loans were negotiated between the Company and private parties and typically called for the Company to repay the loans in stock at between $0.10 and $0.25 per share plus interest usually at about 10% per annum if the Company did not repay the loans within a specified period of time.

1999
----

    During the calendar year ending December 31, 1999, the Company issued shares of Common Stock as described below. Each issuance was pursuant to exemptions provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder.

     In May, June, September and November of 1999, the Company issued a total of 1,990,000 shares of Common Stock for services rendered on behalf of the Company. These shares were issued pursuant to the terms of the Company's relationships with its subcontractors, calling for each of them to receive payment in stock in lieu of cash for any over budget work at $0.08 to $0.10 per share, the same price as in the private placement. Services performed on behalf of the Company included research and development, investor relations, camera development, waiver of patent rights and legal fees. Included in these shares are shares issued to SJSU for waiver of certain patent rights as described in "Certain Relationships and Related Transactions". Also included in these shares are 3,125,000 shares issued to BAP Technologies. See "Certain Relationships and Related Transactions".

     In February, June, September, November and December of 1999, the Company issued a total of 5,477,000 shares of Common Stock as fees and repayment of collateral for loans to the Company in the amount of $443,023. These loans were negotiated between the Company and private parties and typically called for the Company to repay the loans in stock at between $0.10 and $0.25 per share plus interest usually at about 10% per annum if the Company did not repay the loans within a specified period of time.

2000
----


     From January 1, 2000 to July 17, 2000, the Company issued shares of Common Stock as described below. Each issuance was pursuant to exemptions provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder.

     In May, June and July 2000, the Company issued a total of 7,166,666 shares of Common Stock sold to accredited investors only in a private placement at $0.33 per share, raising total gross proceeds of $2,365,000. The price was negotiated between the Company and the purchasers and represented a discount to the price at which the Company's Common Stock was trading during that period. The shares were sold pursuant to exemption from registration under Regulation D of the Securities Act.

     In March, May and June 2000, the Company issued a total of 1,224,000 shares of Common Stock for services rendered on behalf of the Company. These shares were issued pursuant to the terms of the Company's relationships with its subcontractors, calling for each of them to receive payment in stock in lieu of cash for any over budget work at $0.10 per share. Services performed on behalf of the Company included research and development, investor relations, camera development, waiver of patent rights and legal fees.

     In March and June of 2000, the Company issued a total of 3,852,000 shares of Common Stock as fees and repayment of collateral for loans to the Company. These loans were negotiated between the Company and private parties and typically called for the Company to repay the loans in stock at between $0.10 and $0.25 per share plus interest usually at about 10% per annum if the Company did not repay the loans within a specified period of time.

Item 5.  Indemnification of Directors and Officers.

     The Company indemnifies its officers and directors to the fullest extent accorded under Nevada law, as set forth in the Nevada Revised Statutes ("NRS"), Sections 78.7502, 78.751 and 78.752, as amended. In accordance with NRS Section 78.7502, the Company may indemnify its officers and directors against expenses they incur in connection with any threatened, pending or completed legal action or proceeding involving Company, whether civil, criminal, administrative or otherwise, involving such persons in their capacities as officers and/or directors, so long as they acted in good faith and in a manner which they reasonably believed to be in the Company's best interests. In accordance with NRS Section 78-7502(2), the Company does not indemnify its officers or directors against expenses resulting from suits or proceedings brought by or to assert a right of the Company in which the officer and/or director is adjudged liable to the Company, unless a court determines otherwise.

     NRS Section 78.752 allows corporations to purchase and maintain insurance policies or to make other financial arrangements on behalf of any current or past officer and/or director for any liability asserted against him, and any liability or expense incurred, arising out of his status as an officer and/or director. These financial arrangements may include trust funds, self-insurance programs, guarantees and insurance policies.

                                   Part F/S

     The following financial statements are included herein:

The Company's unaudited financial statements for the six months ended June 30, 2000 and June 30, 1999

    Unaudited balance sheet for the six months ended June 30, 2000 and 1999

    Unaudited statement of operations for the six months ended June 30, 2000 and 1999, and cumulative during development stage

    Unaudited statement of cash flows for the six months ended June 30, 2000 and 1999, and cumulative during development stage

    Unaudited statement of changes in stockholders' equity

    Notes to unaudited financial statements for June 30, 2000

The Company's audited financial statements as of December 31, 1999 and 1998

    Balance sheet for December 31, 1999 and 1998 (audited)

    Statement of operations for the years ended December 31, 1999, 1998 and 1997, and cumulative during development stage (audited)

    Statement of changes in stockholders' equity (audited)

    Statement of cash flows for the years ended December 31, 1999, 1998 and 1997, and cumulative during development stage (audited)

    Notes to financial statements for December 31, 1999 and 1998

                     ADVANCED PRECISION TECHNOLOGY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                           UNAUDITED BALANCE SHEET


                                                   6 Months Ended June 30,
                                                        2000        1999
                                                   ------------- -------------
         ASSETS
         ------

CURRENT ASSETS:
    CASH                                           $  2,006,486  $     23,517
    Accounts Receivable                                       -             -
    Inventory                                            18,968        11,457
    Prepaid Expenses                                      2,600             -
                                                   ------------- -------------
         TOTAL CURRENT ASSETS                         2,028,054        34,974
                                                   ------------- -------------

FIXED ASSETS:
    Leasehold Improvements                               10,100             -
    Equipment                                           203,490       126,827
    Accumulated Depreciation                           (115,117)      (79,874)
                                                   ------------- -------------
         TOTAL FIXED ASSETS                              98,473        46,953
                                                   ------------- -------------

OTHER ASSETS:
    Patents                                           1,276,513     1,194,469
    Accumulated Amortization                           (264,840)     (193,547)
                                                   ------------- -------------
         TOTAL OTHER ASSETS                           1,011,673     1,000,922
                                                   ------------- -------------

              TOTAL ASSETS                         $  3,138,200  $  1,082,849
                                                   ============= =============


          LIABILITIES AND
          STOCKHOLDERS' EQUITY
          --------------------

CURRENT LIABILITIES:
    Accounts payable                               $      1,190  $    220,784
    Accrued Expenses                                     11,932         7,526
    Loans Payable - stockholder                          60,000       344,841
    Notes Payable                                             -        20,000
                                                   ------------- -------------
          TOTAL CURRENT LIABILITIES                $     73,122  $    593,151
                                                   ------------- -------------

STOCKHOLDERS' EQUITY:
    Preferred stock, $100 par value; authorized
       25,000,000 shares, issued & outstanding:
       2000 - 1,250 shares
       1999 - 1,250 shares                         $    125,000  $    125,000
    Common stock, $.001 par value;  authorized
       100,000,000 shares issued and outstanding:
       2000 - 54,071,077 shares
       1999 - 35,659,147 shares                          54,071        35,659
    Additional paid-in capital                        6,449,248     3,088,094
    Accumulated deficit - December 31, 1992            (258,205)     (258,205)
    Deficit accumulated during development stage     (3,305,036)   (2,500,850)
                                                   ------------- -------------
          TOTAL STOCKHOLDERS' EQUITY                  3,065,078       489,698
                                                   ------------- -------------
          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                     $  3,138,200  $  1,082,849
                                                   ============= =============


See accompanying notes.

                     ADVANCED PRECISION TECHNOLOGY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                      UNAUDITED STATEMENT OF OPERATIONS

                                                                CUMULATIVE
                                     6 Months Ended June 30,    DURING
                                   ---------------------------- DEVELOPMENT
                                       2000          1999       STAGE
                                   ------------- -------------- -------------

REVENUES:                          $          -  $           -  $     82,478
                                   ------------- -------------- -------------
EXPENSES:
   Cost of Goods Sold                         -              -        28,049

   Research and Development              90,349          6,405     1,247,648

   Marketing                             76,513         16,077       550,357

   Administrative                       173,632         30,492       860,906

   President's Salary                    75,000         60,000       315,000

   Depreciation& Amortization            55,279         51,257       385,554
                                   ------------- -------------- -------------

      TOTAL EXPENSES                    470,773        164,231     3,387,514
                                   ------------- -------------- -------------

NET LOSS                           $   (470,773) $    (164,231) $  3,305,036
                                   ============= ============== =============
LOSS PER SHARE                     $      ( .01) $       (.005)
                                   ============= ==============
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                 43,288,458     34,165,750
                                   ============= ==============

See accompanying notes.

                     ADVANCED PRECISION TECHNOLOGY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                      UNAUDITED STATEMENT OF CASH FLOWS






                                                                        CUMULATIVE
                                             6 Months Ended June 30,    DURING
                                           ---------------------------- DEVELOPMENT
                                               2000          1999       STAGE
                                           ------------- -------------- -------------

CASH PROVIDED (USED IN) OPERATIONS:
  Net loss                                 $   (470,773) $    (164,231) $ (3,305,036)
  Adjustments to reconcile net loss
   to cash used in operations:
    Depreciation & amortization                  55,279         51,257       379,957
    Expenses paid by common stock               122,400         79,308       790,151
    Increase (decrease) in:
      Accounts Receivable                             -              -       (63,072)
      Inventory                                   6,631          3,999        11,256
      Prepaid expenses                                -          2,600         2,600
      Accrued Expenses                                -         (5,202)        2,234
      Due Stockholder                           (38,755)        61,214       (80,897)
      Accounts payable                         (167,485)       (21,182)        1,190
                                           ------------- -------------- -------------

NET CASH PROVIDED BY (USED IN) OPERATIONS      (492,703)        (7,763)   (2,261,617)
                                           ------------- -------------- -------------
CASH USED IN INVESTMENT ACTIVITIES:
  Investments in patents                        (29,111)       (25,000)     (196,732)
  Organization expense                                -              -        (5,597)
  Equipment                                     (74,374)             -      (194,989)
                                           ------------- -------------- -------------

NET CASH USED IN INVESTMENT ACTIVITIES         (103,485)       (25,000)     (397,318)
                                           ------------- -------------- -------------

CASH PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from issuance of preferred
    and common stock                          2,271,665              -     3,159,502
  Contribution to capital                             -              -       176,180
  Notes Payable                                (931,854)        37,500     1,329,695
                                           ------------- -------------- -------------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                  1,339,811         37,500     4,665,305
                                           ------------- -------------- -------------
NET INCREASE (DECREASE) IN
  CASH & EQUIVALENTS                          1,935,999         20,263     2,006,370
CASH & EQUIVALENTS, BEGINNING OF PERIOD          70,371          3,254             -
                                           ------------- -------------- -------------

CASH & EQUIVALENTS, END OF PERIOD          $  2,006,370  $      23,517  $  2,006,370
                                           ============= ============== =============

See accompanying notes.
                                      3

                     ADVANCED PRECISION TECHNOLOGY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
           UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                  Deficit
                                                                     Accumulated  Accumulated
                                                        Additional   Deficit      During
                                  Preferred   Common    Paid-In      December 31, Development
                                  Stock       Stock     Capital      1992         Stage
                                  ----------- --------- ------------ ------------ ------------

BALANCE DECEMBER 31,1998          $  125,000  $ 34,035  $ 2,947,716  $  (258,205) $(2,336,619)

Shares issued in payment of
 expenses and equipment                    -       884       78,618            -            -

Shares issued in payment of
 notes payable                             -       740       61,760            -            -

Net loss                                   -         -            -            -     (164,231)
                                  ----------- --------- ------------ ------------ ------------

BALANCE JUNE 30,1999              $  125,000  $ 35,659  $ 3,088,094  $  (258,205) $(2,500,850)
                                  =========== ========= ============ ============ ============


BALANCE DECEMBER 31,1999          $  125,000  $ 41,502  $ 3,558,752  $  (258,205) $(2,834,263)

Proceeds from the Sale of
 Common Stock                              -     7,193    2,364,473            -            -

Shares issued in payment of
 expenses, equipment and patents           -     1,224      121,176            -            -

Shares issued in payment of
 notes payable                             -     4,152      374,848            -            -

Net loss                                   -         -            -            -    ( 470,773)
                                  ----------- --------- ------------ ------------ ------------

BALANCE JUNE 30,2000              $  125,000  $ 54,071  $ 6,449,248  $  (258,205) $(3,305,036)
                                  =========== ========= ============ ============ ============

See accompanying notes.

                                      4

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                        JUNE 30, 2000 AND 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DEVELOPMENT STAGE COMPANY:

The Company is in the development stage and is engaged in developing the business of producing and marketing its patented fingerprint capture device and its patented personalized identification cards, optical approval devices and optical enrollment device for real time fingerprint verification and authentication.

     BUSINESS COMBINATIONS:

On June 17, 1994, the Company issued 16,000,000 shares of common stock, after a 1 for 4 reverse split, for all of the common stock of Holographics, Inc. This transaction was accounted for as a recapitalization, and, accordingly, the financial statements include the accounts and operations of Holographics, Inc. for all periods prior to the merger.

     INVENTORY:

Inventory, which is all work-in-progress, is stated at the lower of cost, determined on a first-in, first-out method, or market.

     EQUIPMENT:

Equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of three years. Depreciation expense of $35,146 in 1999, $34,829 in 1998, $18,432 in 1997 and $97,447 cumulative during development stage has been charged to operations.

     PATENTS:

The cost to acquire patents is capitalized and amortized on a straight-line basis over 17 years. Amortization expense of $67,368 in 1999, $67,009 in 1998, $64,244 in 1997 and $227,231 cumulative during development stage has been charged to operations. The Company reviews patent costs for impairment whenever events or changes indicate that the carrying amount may not be recoverable.

     RESEARCH AND DEVELOPMENT:

Research and development costs are expensed as incurred.

     CASH FLOWS STATEMENT:

The Company considers investments purchased with a maturity of three months or less to be cash equivalents.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                        JUNE 30, 2000 AND 1999


     STOCK-BASED COMPENSATION:

Stock-based compensation is recognized at the fair value of the consideration received.

    USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    LOSS PER SHARE:

As of December 31, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities, including stock option and warrants, that could share in the earnings of an entity. Because the Company has a net loss, dilutive earnings per share are the same as basic earnings per share.
As required by SFAS 128, all prior earnings have been restated to reflect the retroactive application of this accounting pronouncement. Adoption of SFAS 128 had no effect on previously reported earnings per share.

    FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose the estimated fair value for its financial instruments for which it is practicable to estimate their values. The Company's financial instruments include cash, stockholder advances, notes payable and accounts payable. The carrying value of cash approximates fair value due to the short maturities of these instruments. The fair value of other financial instruments is not practical to estimate because of the current financial condition of the Company.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                        JUNE 30, 2000 AND 1999

NOTE 2 - FINANCIAL STATEMENT PRESENTATION

The financial statements have been prepared assuming the Company will continue as a going concern. Although the Company is still in the development stage, management has raised financing to begin production of its products.

The Company's ability to continue as a going concern is dependent on management's success in commencement of operations. See Note 8 for subsequent financing.

The Company's recurring losses and negative working capital in the past raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - PATENTS

    Patent costs include the following:

Payments to a stockholder, principally with
stock, to purchase his patents, at the cost which
he paid to purchase them from a third party                   $  886,347

650,000 shares of Company stock issued to San
Jose State University Foundation in consideration
for patent work and a waiver of patent rights
developed under a work for hire contract                         162,500

Legal fees, Patent Office costs and payments of
cash and stock to consultants and subcontractors
for waiver of any patent claims                                  227,666
                                                            -------------
                                                            $  1,276,513

NOTE 4 - NOTES PAYABLE

Notes payable at June 30, 1999 represents promissory notes with interest of 10%. The notes were due on demand.

NOTE 5 - LOANS PAYABLE-STOCKHOLDER

Loans payable-stockholder represent advances to and payment of expenses on behalf of the Company made by the Company's president. The loans are due on demand and do not bear interest.

NOTE 6 - INCOME TAX

The Company has approximately $3,500,000 of Federal operating loss carryforwards with expiration dates through the year 2014.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                        JUNE 30, 2000 AND 1999

Since the Company is in the development stage and management cannot determine that it is more likely than not the asset will be recovered, it has provided a 100% valuation allowance against the deferred tax asset resulting from its net operating loss carryforwards. Accordingly, no deferred tax asset is reflected in the accompanying financial statements. There are no deferred tax liabilities.

The deferred tax assets and valuation allowances are $1,048,000 at December 31, 1999 and $880,000 at December 31, 1998.

NOTE 7 - CASH FLOW STATEMENT

There were no cash payments for interest or taxes during the periods presented.

NOTE 8 - LEASE COMMITMENT

The Company leases its office under a 36-month lease at $3575 per month expiring 5/31/2003, with minimum lease payments as follows:

  Year Ending December 31,               Amount
  -----------------------               ---------
        2000                             $25,200
        2001                              43,200
        2002                              43,200
        2003                              18,000

The Company previously leased its office under a lease of less than one year.

Rent expense was $5400 in 2000, $10,916 in 1999.

NOTE 9 - PREFERRED STOCK

The Company's preferred stock is non-voting and pays a 12% cumulative dividend payable in additional preferred stock. The Company has the right to redeem the preferred stock at 110% of the face value. In addition, each preferred share is convertible into 200 shares of the Company's common stock.

NOTE 10 - STOCK WARRANTS

Each shareholder of preferred stock received Class A and Class B Common Stock Purchase Warrants, 200 Class A and 200 Class B for each preferred share. Each A Warrant entitles the holder to purchase one share of common stock at $1.00 per share to February 28, 1998. Each B Warrant entitles the holder to purchase one share of common stock at $2.00 per share until August 31, 1998. The options expired and none were exercised.

                                  8
<PAGE 32

                 ADVANCED PRECISION TECHNOLOGY, INC.

                         FINANCIAL STATEMENTS

                      DECEMBER 31, 1999 AND 1998



                             ARTHUR KORN
                     Certified Public Accountant

                           <Letterhead of:
                           ARTHUR KORN, CPA
                        402 Hummingbird Place
                          Clayton, CA 94517
                          TEL (925)672-5200
                         FAX (925) 672-5201>


                    REPORT OF INDEPENDENT AUDITOR

Board of Directors
Advanced Precision Technology, Inc.

I have audited the accompanying balance sheet of Advanced Precision Technology, Inc. (a development stage company) as of December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999 and for the period January 1, 1993 (inception of development stage activities) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Precision Technology, Inc. at December 31, 1999 and 1998 and the results of operation, and cash flows for each of the three years in the period ended December 31, 1999 and for the period January 1, 1993 (inception of development stage activities) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been in the development stage since its inception and has sustained recurring losses, has negative working capital and has not as yet commenced operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Continuation as a going concern is dependent upon the Company's ability to meet future financing requirements and the success of its future operations, the outcome of which cannot be determined at this time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plan regarding future operations is also described in Note 2.


/s/ Arthur Korn CPA

Clayton, California
June 6, 2000

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET

                                                      December 31,
                                                   1999         1998
                                              ------------- -------------
               ASSETS
               ------
CURRENT ASSETS:
  Cash                                        $     70,371  $      3,254
  Inventory                                         12,338         7,458
  Prepaid expenses                                   2,600             -
                                              ------------- -------------
      Total Current Assets                          85,309        10,712
                                              ------------- -------------
FIXED ASSETS:
  Equipment                                        129,115       126,827
  Accumulated depreciation                          97,447        62,301
                                              ------------- -------------
                                                    31,668        64,526
                                              ------------- -------------
OTHER ASSETS:
  Patents                                        1,247,402     1,169,469
  Accumulated amortization                         227,231       159,863
                                              ------------- -------------
                                                 1,020,171     1,009,606
                                              ------------- -------------

                                              $  1,137,148  $  1,084,844
                                              ============= =============

      LIABILITIES AND
      STOCKHOLDERS' EQUITY
      --------------------

CURRENT LIABILITIES:
  Accounts payable                            $    168,675  $    241,966
  Notes payable                                    195,000        45,000
  Accrued expenses                                  11,932         2,324
  Loans payable - stockholder                       98,755       283,627
                                              ------------- -------------
       Total Current Liabilities                   474,362       572,917
                                              ------------- -------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $100 par value;
    authorized 25,000,000 shares;
    1,250 shares issued and outstanding            125,000       125,000
  Common stock, $.001 par value;
    authorized 100,000,000 shares,
    issued and outstanding:
    1999 - 41,502,147 shares
    1998 - 34,035,125 shares                        41,502        34,035
  Additional paid-in capital                     3,588,752     2,947,716
  Accumulated deficit December 31, 1992           (258,205)     (258,205)
  Deficit accumulated during
    development stage                           (2,834,263)   (2,336,619)
                                              ------------- -------------
                                                   662,786       511,927
                                              ------------- -------------

                                              $  1,137,148  $  1,084,844
                                              ============= =============

See accompanying notes.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF OPERATIONS


                            Cumulative
                             During
                           Development        Year Ended December 31,
                              Stage        1999         1998        1997
                          ------------ ------------ ------------ ------------

REVENUES                  $    82,478  $         -  $         -  $    82,478
                          ------------ ------------ ------------ ------------
EXPENSES:
  Cost of goods sold           28,049            -            -       28,049
  Research and development  1,157,299       68,179      352,801      507,884
  Marketing                   473,844       78,037      135,594      153,980
  Administrative              687,274      128,914      274,651      216,111
  President's salary          240,000      120,000      120,000            -
  Depreciation and
    amortization              330,275      102,514      101,838       84,916
                          ------------ ------------ ------------ ------------
                            2,916,741      497,644      984,884      990,940
                          ------------ ------------ ------------ ------------

NET LOSS                  $(2,834,263) $  (497,644) $  (984,844) $  (908,462)
                          ============ ============ ============ ============

LOSS PER SHARE                         $      (.01) $      (.04) $      (.04)
                                       ============ ============ ============

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                    34,759,821   27,144,821   22,786,625
                                       ============ ============ ============


See accompanying notes.

                  ADVANCED PRECISION TECHNOLOGY, INC.
                    (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                  Deficit
                                                                     Accumulated  Accumulated
                                                        Additional   Deficit      During
                                  Preferred   Common    Paid-In      December 31, Development
                                  Stock       Stock     Capital      1992         Stage
                                  ----------- --------- ------------ ------------ ------------
BALANCE DECEMBER 31, 1996         $        -  $ 20,862  $   826,139  $  (258,205) $  (443,273)

Proceeds from sale of stock          245,000     1,500      373,500            -            -

Shares issued as prepaid
 compensation                              -       285       70,965            -            -

Shares issued in payment of
 expenses, equipment and patents           -       584      151,416            -            -

Shares issued in payment
  of notes payable                         -     1,200      118,800            -            -

Preferred shares converted
  to common                         (140,000)      280      139,720            -            -

Net loss                                   -         -            -            -     (908,462)
                                  ----------- --------- ------------ ------------ ------------

BALANCE DECEMBER 31, 1997            105,000    24,711    1,680,540     (258,205)  (1,351,735)

Proceeds from sale of stock           20,000        20        9,980            -            -

Shares issued in payment of
 expenses, equipment and patents           -     1,864      179,636            -            -

Shares issued in payment
 of notes payable                          -     7,440    1,077,560            -            -

Net loss                                   -         -            -            -     (984,884)
                                  ----------- --------- ------------ ------------ ------------

BALANCE DECEMBER 31, 1998            125,000    34,035    2,947,716     (258,205)  (2,336,619)

Shares issued in payment of
  expenses, equipment and patents          -     1,990      198,013            -            -

Shares issued in payment of
  notes payable                            -     5,477      443,023            -            -

Net loss                                   -         -           -             -     (497,644)
                                  ----------- --------- ------------ ------------ ------------

BALANCE DECEMBER 31, 1999         $  125,000  $ 41,502  $ 3,558,752  $  (258,205) $(2,834,263)
                                  =========== ========= ============ ============ ============

See accompanying notes.

                                    -4-

                    ADVANCED PRECISION TECHNOLOGY, INC.
                       (A DEVELOPMENT STAGE COMPANY)
                          STATEMENT OF CASH FLOWS


                                        CUMULATIVE
                                        DURING
                                        DEVELOPMENT            Year Ended December 31,
                                        STAGE            1999           1998         1997
                                        ------------ ------------- ------------- -------------
CASH USED IN OPERATIONS
  Net loss                              $(2,834,263) $   (497,644) $   (984,884) $   (904,462)
  Adjustments to reconcile net loss
   to cash used in operations:
     Depreciation and amortization          324,678       102,514       101,838        84,916
     Expenses paid with common stock        667,751        82,379       441,872       143,500
       Increase (decrease) in:
       Accounts receivable                        -             -        31,536       (31,536)
       Inventory                             12,338        18,266           765        (6,693)
       Prepaid expenses                       2,600       (68,650)       71,250             -
       Accounts payable                     168,675       (73,291)       98,824        72,180
       Accrued expenses                       2,324        (9,608)       (2,324)            -
       Due stockholder                      283,627       184,872       283,627             -
                                        ------------ ------------- ------------- -------------
NET CASH USED IN OPERATIONS              (1,768,908)     (261,162)     (524,750)     (642,095)
                                        ------------ ------------- ------------- -------------
CASH USED IN INVESTING ACTIVITIES
  Investments in patents                   (167,621)      (17,932)       (3,207)      (28,270)
  Equipment                                (120,615)       (2,288)      (31,602)      (66,960)
                                        ------------ ------------- ------------- -------------

NET CASH USED IN INVESTING ACTIVITIES      (288,236)      (20,220)      (34,809)      (95,230)
                                        ------------ ------------- ------------- -------------

CASH PROVIDED BY FINANCING ACTIVITIES
  Proceeds from issuance of common
    and preferred stock                     887,836             -        30,000       620,000
  Contributions to capital                  176,180             -             -             -
  Short term notes payable                1,063,499       348,499       495,000       138,000
                                        ------------ ------------- ------------- -------------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES                              2,127,515       348,499       525,000       758,000
                                        ------------ ------------- ------------- -------------
NET INCREASE (DECREASE) IN CASH
  AND EQUIVALENTS                            70,371        67,117       (34,559)       16,675

CASH AND EQUIVALENTS,
  BEGINNING OF PERIOD                             -         3,254        37,813        21,138
                                        ------------ ------------- ------------- -------------

CASH AND EQUIVALENTS, END OF PERIOD     $    70,371  $     70,371  $      3,254  $     37,813
                                        ============ ============= ============= =============


See accompanying notes.
                                    -5-

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE COMPANY:

The Company is in the development stage and is engaged in developing the business of producing and marketing its patented fingerprint capture device and its patented personalized identification cards, optical approval devices and optical enrollment device for real time fingerprint verification and authentication.

BUSINESS COMBINATIONS:

On June 17, 1994, the Company issued 16,000,000 shares of common stock, after a 1 for 4 reverse split, for all of the common stock of Holographics, Inc. This transaction was accounted for as a recapitalization, and, accordingly, the financial statements include the accounts and operations of Holographics, Inc. for all periods prior to the merger.

INVENTORY:

Inventory, which is all work-in-progress, is stated at the lower of cost, determined on a first-in, first-out method, or market.

EQUIPMENT:

Equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of three years. Depreciation expense of $35,146 in 1999, $34,829 in 1998, $18,432 in 1997 and $97,447 cumulative during development stage has been charged to operations.

PATENTS:

The cost to acquire patents is capitalized and amortized on a straight-line basis over 17 years. Amortization expense of $67,368 in 1999, $67,009 in 1998, $64,244 in 1997 and $227,231 cumulative during development stage has been charged to operations. The Company reviews patent costs for impairment whenever events or changes indicate that the carrying amount may not be recoverable.

RESEARCH AND DEVELOPMENT:

Research and development costs are expensed as incurred.

CASH FLOWS STATEMENT:

The Company considers investments purchased with a maturity of three months or less to be cash equivalents.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


STOCK-BASED COMPENSATION:

Stock-based compensation is recognized at the fair value of the consideration received.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOSS PER SHARE:

As of December 31, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities, including stock option and warrants, that could share in the earnings of an entity. Because the Company has a net loss, dilutive earnings per share are the same as basic earnings per share.
As required by SFAS 128, all prior earnings have been restated to reflect the retroactive application of this accounting pronouncement. Adoption of SFAS 128 had no effect on previously reported earnings per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose the estimated fair value for its financial instruments for which it is practicable to estimate their values. The Company's financial instruments include cash, stockholder advances, notes payable and accounts payable. The carrying value of cash approximates fair value due to the short maturities of these instruments. The fair value of other financial instruments is not practical to estimate because of the current financial condition of the Company.


NOTE 2 - FINANCIAL STATEMENT PRESENTATION

The financial statements have been prepared assuming the Company will continue as a going concern. Although the Company is still in the development stage, management is currently negotiating to raise adequate financing to begin production of its products.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


The Company's ability to continue as a going concern is dependent on management's success in obtaining financing and the commencement of operations. See Note 8 for subsequent financing.

The Company's recurring losses and negative working capital raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - PATENTS

          Patent costs include the following:

Payments to a stockholder, principally with
stock, to purchase his patents, at the cost which
he paid to purchase them from a third party                   $  886,347

650,000 shares of Company stock issued to San
Jose State University Foundation in consideration
for patent work and a waiver of patent rights
developed under a work for hire contract                         162,500

Legal fees, Patent Office costs and payments of
cash and stock to consultants and subcontractors
for waiver of any patent claims                                  198,555
                                                             ------------
                                                             $ 1,247,402

NOTE 4 - NOTES PAYABLE

Notes payable at December 31, 1999 and 1998 represent three month promissory notes with interest of 20%. The notes are due through February 17, 2000.

NOTE 5 - LOANS PAYABLE-STOCKHOLDER

Loans payable-stockholder represent advances to and payment of expenses on behalf of the Company made by the Company's president. The loans are due on demand and do not bear interest.

NOTE 6 - INCOME TAX

The Company has approximately $3,083,000 of Federal operating loss carryforwards with expiration dates through the year 2014.

Since the Company is in the development stage and management cannot determine that it is more likely than not the asset will be recovered, it has provided a 100% valuation allowance against the deferred tax asset resulting from its net operating loss carryforwards. Accordingly, no deferred tax asset is reflected

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


in the accompanying financial statements. There are no deferred tax liabilities.

The deferred tax assets and valuation allowances are $1,048,000 at December 31, 1999 and $880,000 at December 31, 1998.

NOTE 7 - CASH FLOW STATEMENT

There were no cash payments for interest or taxes during the periods presented.

NOTE 8 - LEASE COMMITMENT

The Company leases its office under a lease of less than one year.

Rent expense was $21,382 in 1999, $26,162 in 1998, and $2,394 in 1997.

NOTE 9 - PREFERRED STOCK

The Company's preferred stock is non-voting and pays a 12% cumulative dividend payable in additional preferred stock. The Company has the right to redeem the preferred stock at 110% of the face value. In addition, each preferred share is convertible into 200 shares of the Company's common stock.

NOTE 10 - STOCK WARRANTS

Each shareholder of preferred stock received Class A and Class B Common Stock Purchase Warrants, 200 Class A and 200 Class B for each preferred share. Each A Warrant entitles the holder to purchase one share of common stock at $1.00 per share to February 28, 1998. Each B Warrant entitles the holder to purchase one share of common stock at $2.00 per share until August 31, 1998. The options expired and none were exercised.

NOTE 11 - SUBSEQUENT EVENT

On May 16, 2000 completed a private placement to accredited individuals for $2,365,000.

                               PART III

Item 1.  Index to Exhibits.

     All of the following exhibits required by Item 601 of Regulation S-B were previously filed with the exception of exhibits 6.1 and 27.1 which are filed herewith:

Exhibit No.   Document Description

2.1.1         Articles of Incorporation of Global Technology, Ltd., dated
              February 6, 1985

2.1.2 Articles of Amendment of Global Technology, Ltd., changing the name to "Advanced Precision Technology, Inc." dated April 11, 1988

2.1.3 Amendment and Revised Articles of Incorporation of Advanced Precision Technology, Inc. changing the name to "UV Color Corporation" dated December 1, 1992

2.1.4 Certificate of Amendment of UV Color Corporation changing the name to "Advanced Precision Technology, Inc." dated June 9, 1994

2.2           Bylaws

6.1           Agreement and Assignment of Patents

6.2           Lease for 2271-D South Vasco Road, Livermore, CA 94550 dated May
              8, 2000

8.1 Agreement and Plan of Reorganization by and between Ximberley Corporation, Advanced Precision Technology, Inc. and Precision Tank Testing, dated March 21, 1988

8.2 Agreement and Plan of Reorganization by and between Advanced Precision Technology, Inc. and Holographics, Inc., dated May 27, 1994, as amended

27.1          Financial Data Schedule

                              Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 26, 2000            ADVANCED PRECISION TECHNOLOGY, INC.


                                      /S/ BRUCE A. PASTORIUS
                                  By:________________________________
                                         BRUCE A. PASTORIUS
                                         Chairman, Chief Executive Officer
                                         and President

                                     /S/ JAMES D. HOMER
                                  By:________________________________
                                         JAMES D. HOMER
                                         Secretary and Director